ALSTON&BIRD LLP

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Atlanta, GA 30309-3424

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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

December 23, 2010

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, DC  20549-6010

Re:	Clarion Property Trust Inc.
File No. 333-164777

Dear Ms. Gowetski:

This letter sets forth the response of our client, Clarion Property Trust Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated November 16, 2010 that relate to Amendment No. 4 to the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”).  The Issuer will separately respond to the Staff’s comments in the letter dated November 16, 2010 that relate to the Issuer’s sales literature.  The Issuer has today filed an amendment (“Amendment No. 5”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Management, page 60

Directors and Executive Officers, page 61

1)                                     Comment:                                        Please disclose Mr. DuMond’s experience from April 2005 through September 2006.

Response:                                        The Issuer has revised page 63 of Amendment No. 5 in response to the Commission’s comment.

Prior Performance, page 87

2)                                     Comment:                                        We note your response to comment 3 of our letter dated October 18, 2010. We reissue our comment. Please advise whether ING Residential Fund USA and ING Clarion

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Development Ventures have experienced any adverse business developments and revise your disclosure, as appropriate.

Response:                                        ING Residential Fund USA and ING Clarion Development Ventures have not experienced adverse business developments that impacted their financial statements or results of operations.  Both of these programs were completed programs as of December 31, 2009 and disclosure related to the programs is contained in Table IV on page A-9.  ING Residential Fund USA’s offering closed in 2000 and it sold its final property in 2004. ING Clarion Development Ventures’ offering closed in 2002 and it sold its final property in 2006.  As a result, these programs did not experience liquidity or valuation issues resulting from the recent global economic recession.

Federal Income Tax Considerations

3)                                     Comment:                                        We note your response to comment 8 of our letter dated October 18, 2010. In response to our comment, you state that you will supplementally provide the IRS private letter ruling. We did not receive this with Amendment 4. Please provide this letter with your next Amendment.

Response:                                        The Issuer will supplementally deliver to the Staff a copy of the private letter ruling with the hard copy of this letter and the courtesy tape-bound copies of Amendment No. 5.

Share Purchases and Redemption Plan, page 99

4)                                     Comment:                                        We note your disclosure that your board may suspend your redemption plan. Please clarify if there are any time limits within which the board must reactivate your plan. If not, please disclose that your board may effectively terminate the redemption plan by suspending it indefinitely. Please make similar revisions to your sales literature, as appropriate.

Response:                                        The Issuer has revised pages 22 and 106 of Amendment No. 5 in response to the Staff’s comment.

Table I, page A-2

5)                                     Comment:                                        Please revise Table I to provide the disclosure in the manner required by Industry Guide 5.

Response:                                        Table I has been revised in response to the Staff’s comment.

6)                                     Comment:                                        Please explain how the cash down payment is greater than the amount raised for Clarion Lion Properties Fund, Lion Industrial Trust, and Lion Gables Apartment Fund.

Response:                                        Table I has been revised in response to the Staff’s comment.  As previously written, Cash Down Payment was greater than the amount raised for Clarion Lion Properties Fund, Lion Industrial Trust and Lion Gables Apartment Fund because it included offering proceeds, fund-level debt and cash from operations not returned to investors.  This disclosure has been revised to conform with Industry Guide 5.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ ROSEMARIE A. THURSTON

ROSEMARIE A. THURSTON

cc:	Ms. Stacie D. Gorman, Division of Corporation Finance
Mr. Edward L. Carey, Clarion Property Trust Inc.
Mr. Douglas L. DuMond, Clarion Property Trust Inc.
Mr. Nathaniel Kiernan, ING Clarion Partners, LLC
Mr. Jason W. Goode, Alston & Bird LLP